UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[X]
Securities Act Rule 802 (Exchange Offer)	[ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Banco do Brasil S.A.
(Name of Subject Company)
N/A
(Translation of Subject Company's Name into English (if applicable))
Brazil
(Jurisdiction of Subject Company's Incorporation or Organization)
Banco do Brasil S.A.
(Name of Person(s) Furnishing Form)
Common Shares
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
Daniel Faria Costa, General Manager, New York Branch, 600 Fifth Avenue, New York, NY 10020, +1 (212) 626-7000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)
Price per share and other details in connection with an issuance of new common shares by Banco do Brasil S.A. (the "Bank") in connection with a primary and secondary offering of the Bank's common shares for which shareholders prior to the commencement of the offering were entitled to preemptive rights with respect to the common shares being offered, as translated from a Portuguese language prospectus filed with the securities regulator in Brazil on July 1, 2010.

Item 2. Informational Legends

A legend complying with Rule 801(b) under the Securities Act of 1933, as amended, is included in Exhibit 99.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X is filed concurrently with the Commission on July 2, 2010.

(2)	Filer agrees to promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANCO DO BRASIL S.A.

By:	/s/ Daniel Faria Costa
Name: Daniel Faria Costa
Title: General Manager, New York Branch
Date: July 2, 2010

Exhibit Index

Exhibit No.	Description
99
Price per share and other details in connection with an issuance of new common shares by Banco do Brasil S.A. (the "Bank") in connection with a primary and secondary offering of the Bank's common shares for which shareholders prior to the commencement of the offering were entitled to preemptive rights with respect to the common shares being offered, as translated from a Portuguese language prospectus filed with the securities regulator in Brazil on July 1, 2010.